Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-228029

Prospectus Supplement No. 4

to Prospectus dated March 4, 2019

Tidewater Inc.

3,434,934 Shares of Common Stock

Issuable upon the Exercise of Outstanding GLF Warrants

This Prospectus Supplement No. 4 (the “prospectus supplement”) updates, amends and supplements the prospectus dated March 4, 2019 (the “Prospectus”), as amended and supplemented by the Prospectus Supplement No. 1 dated May 10, 2019, the Prospectus Supplement No. 2 dated August 13, 2019 and the Prospectus Supplement No. 3 dated September 4, 2019, which forms a part of our Registration Statement on Form S-1 (Registration No. 333-228029), as amended. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement updates, amends and supplements the information included in the Prospectus with information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 27, 2019, which is set forth below.

This prospectus supplement is not complete without the Prospectus, as amended and supplemented. This prospectus supplement should be read in conjunction with the Prospectus, as amended and supplemented, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus, including any amendments and supplements thereto. Please keep this prospectus supplement with your Prospectus for future reference.

Our Common Stock is listed on the NYSE under the symbol “TDW.” On September 26, 2019, the last reported closing sale price of our Common Stock on the NYSE was $15.82.

Holding shares of our Common Stock involves risks that are described in the “Risk Factors” section beginning on page 4 of the Prospectus and “Risk Factors” in the documents incorporated by reference therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 27, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 23, 2019

TIDEWATER INC.

(Exact name of registrant as specified in its charter)

Delaware	1-6311	72-0487776
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6002 Rogerdale Road, Suite 600 Houston, Texas		77072
(Address of principal executive offices)		(Zip Code)

(713) 470-5300

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.001 par value per share	TDW	New York Stock Exchange
Series A Warrants to purchase shares of common stock	TDW.WS.A	New York Stock Exchange
Series B Warrants to purchase shares of common stock	TDW.WS.B	New York Stock Exchange
Warrants to purchase shares of common stock	TDW.WS	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(c), (e)    On September 24, 2019, Tidewater Inc. (the “Company”), in support of its efforts to reduce overall general and administrative expense, reached an agreement with each of Jeffrey A. Gorski, Executive Vice President and Chief Operating Officer, and Bruce D. Lundstrom, Executive Vice President, General Counsel, and Corporate Secretary (the “Named Executives”), for the Named Executive to step down from all positions with the Company effective September 30, 2019 (the “Effective Date”).

The Company has eliminated the Chief Operating Officer position and has appointed Daniel Hudson to succeed Mr. Lundstrom as the Company’s General Counsel. Mr. Hudson, who has served as Assistant General Counsel of the Company since August 1, 2018, has been employed with the Company since July 2006 in various legal roles of increasing responsibility both domestically and internationally.

To ensure an orderly transition, each of the Named Executives has agreed to consult with the Company from the Effective Date through December 31, 2019, as provided in a separation and consulting agreement between the Named Executive and the Company (each, a “Separation Agreement”). For these services, the Named Executive will be entitled to receive a payment of $20,000 for consulting during the month of October and $10,000 for consulting during the month of November. The Company may elect to extend the term of the consulting arrangement for a third month (through December 31, 2019) for an additional fee of $10,000 by giving the Named Executive written notice of the extension no later than November 15, 2019. Among certain other benefits as provided in the Separation Agreement, each Named Executive will be eligible to receive a pro-rata short-term incentive bonus for fiscal 2019 based on actual performance during the fiscal year. Any such bonus will be paid in the first quarter of fiscal year 2020, when annual bonuses are paid to officers of the Company.

The Company has determined that each Named Executive is entitled to receive certain previously-disclosed payments and benefits due to him upon a termination of employment without cause, including acceleration of all unvested time-based restricted stock units granted to him under an incentive agreement dated August 18, 2017, a copy of which has been previously filed with the SEC (the “Emergence Grant Agreement”). As reaffirmed in the Separation Agreement, the Emergence Grant Agreement requires the Named Executive to comply with certain restrictive covenants following his termination of employment, including an agreement to not disclose confidential information, and non-competition and non-solicitation agreements that apply for a certain period of time following the Effective Date (one and two years, respectively). In addition, the Separation Agreement includes a customary release and waiver of claims by the Named Executive.

The foregoing description of the Separation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Separation Agreement, a copy of which is attached to, and is incorporated by reference into, this Current Report on Form 8-K.

2

Item 9.01	Financial Statements and Exhibits.

(d)    Exhibits.

Exhibit No.	Description

10.1	Form of Separation and Consulting Agreement between Tidewater Inc. and certain officers, dated September 23, 2019.

99.1	Press Release dated September 26, 2019.

EX-104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIDEWATER INC.

By:	/s/ Quintin V. Kneen
Quintin V. Kneen
President, CEO, CFO, and Director

Date: September 26, 2019

4

Exhibit 10.1

SEPARATION AND CONSULTING AGREEMENT

This Separation and Consulting Agreement (the “Agreement”), by and between Tidewater Inc., a Delaware corporation (the “Company” and, together with its affiliates, subsidiaries, and joint ventures, the “Company Group”), and [____________] (the “Employee” and, together with the Company, the “Parties”) is being offered to the Employee on September 23, 2019 (the “Offer Date”), and may be accepted by the Employee by signing below and returning the signed copy of this Agreement to Quintin V. Kneen, President and Chief Executive Officer (the “CEO”), at any time prior to the date that is the end of the twenty-one (21) day period following receipt of this Agreement (such date, October 14, 2019, or as otherwise agreed by the Parties in writing, the “Offer Expiration Date”).

RECITALS

WHEREAS, the Employee currently serves the Company as its Executive Vice President and [•];1

WHEREAS, the Parties have agreed that the Employee’s full-time employment will terminate on September 30, 2019 or such earlier date as may occur pursuant to Section 1(c) (the “Termination Date”); and

WHEREAS, the Parties desire to enter into a mutually satisfactory arrangement concerning, among other matters, a post-termination consulting arrangement and the status of certain preexisting agreements between the Parties and certain payments, rights, and benefits that the Company has agreed to make or confer upon the Employee in exchange for certain post-employment covenants by the Employee and the Employee’s general release of claims against the Company Group and related parties.

NOW, THEREFORE, in consideration of the promises and mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are mutually acknowledged, the Parties hereby agree as follows:

1.    Employment Period.

(a)    Employment and Duties. During the period between the Effective Date (as defined in Section 7) and the Termination Date (the “Employment Period”), the Employee agrees to continue to serve as an employee of the Company, to advise and assist in connection with such matters as the Company may request and as are within his area of expertise and prior experience. The Employee agrees that, during the Employment Period, he will devote such time as is reasonably necessary to effectively assist Company with regard to these matters. Further, the Parties agree and acknowledge that (i) the level of services to be provided by the Employee during the Employment Period is anticipated to equal or exceed 50% of the average level of services that he provided to the Company during the previous three years, and (ii) the Termination Date shall be the date of his separation from service for purposes of participation in and coverage under all benefit plans and programs sponsored by or through the Company Group, except as otherwise provided in this Agreement or under the terms of such plans or as required by applicable law.

[1]	Chief Operating Officer for Mr. Gorski; General Counsel for Mr. Lundstrom.

(b)    Compensation. During the period between the Effective Date and September 30, 2019, the Employee’s salary and benefits shall remain unchanged, except that the Employee agrees and acknowledges that he will not be eligible to participate in the Company’s short-term incentive plan for fiscal 2019 except to the extent provided in Section 2(c)(i). In particular, during such period, the Employee shall continue to receive the same base salary that was in effect for him on the Offer Date.

(c)    Company’s Right to Terminate. The Company shall have the right at any time before the Termination Date to notify the Employee that his continued services are no longer required, subject to the Company’s obligation to make the payments and provide the benefits set forth in this Agreement. If the Company exercises its right under this Section 1(c) to terminate Employee’s services prior to September 30, 2019, then the “Termination Date” shall mean the actual date on which the Company terminates Employee’s services.

(d)    Continued Compliance with Company Policies. The Employee agrees that, during the Employment Period and through the end of the Consulting Period (as defined in Section 3(a)), he will continue to comply with all company policies to the extent relevant to his activities, including but not limited to: (i) the Code of Business Conduct and Ethics, and (ii) the Policy Statement on Insider Trading, which prohibits, among other things, trading in the Company’s securities while in possession of material nonpublic information.

2.    Compensation and Benefits following the Employment Period.

(a)    Accrued Obligations. As soon as practicable following the Termination Date (but in no event later than such date required by applicable law or the terms of the applicable Company benefit plan), regardless of whether this Agreement becomes effective, the Employee will be paid or provided (i) all accrued but unpaid base salary and any reimbursable-but-unreimbursed business expenses through and including the Termination Date; (ii) all accrued benefits [and amounts owed to Employee under the Tidewater Employees Supplemental Savings Plan, as amended (“SSP”)]2[due to the Employee under the Tidewater Inc. Supplemental Executive Retirement Plan, as amended (the “SERP”), paid in accordance with the terms and conditions of the SERP based on the Employee’s prior elections]3; and (iii) all other benefits payable to the Employee upon a separation from service under the Company’s benefit plans (other than severance benefits), in accordance with the terms of such plans, or as required by applicable law.

(b)    Acceleration of Outstanding RSUs. The Parties agree and acknowledge that (i) as of the Offer Date, the Employee holds 64,788 unvested time-based restricted stock units (the “RSUs”) that were granted to him under an Incentive Agreement for the Grant of Restricted Stock Units under the Tidewater Inc. 2017 Stock Incentive Plan by and between the Parties, entered into effective August 18, 2017 (the “RSU Agreement”), and (ii) pursuant to Section 1.4(a) of the RSU Agreement, all such RSUs shall vest automatically as of the Termination Date and shall settle in shares of Tidewater common stock as soon as practicable after such date, as provided in Section 2.2 of the RSU Agreement.

[2]	Applicable to Mr. Gorski only.
[3]	Applicable to Mr. Lundstrom only.

(c)    Severance Benefits. Notwithstanding anything to the contrary contained in this Agreement, provided that the Employee remains employed with the Company through the Termination Date and in consideration for, and subject to, his (1) timely execution and non-revocation of this Agreement (including its release of claims through the Effective Date) and (2) continued compliance with the terms of this Agreement following the Effective Date, the Employee shall be eligible for the following payments and benefits (together, the “Severance Benefits”):

(i)    The Employee shall remain eligible to receive a pro-rata annual cash incentive for fiscal 2019 under the Tidewater Inc. Short-Term Incentive Plan (the “STI Plan”), which shall be calculated in accordance with the terms and conditions of the STI Plan but pro-rated to reflect employment from January 1, 2019-September 30, 2019 by multiplying the result by 75% (the “Pro-Rata STI Payout”). Any Pro-Rata STI Payout due to the Employee shall be paid to him at the same time any such incentives are paid to officers of the Company under the STI Plan.

(ii)    If the Employee timely and properly elects COBRA continuation coverage under the Company’s group [●]4 plans, the Company shall pay the full premium for such continued insurance coverage for the Employee and his dependents at the same level of benefits as in effect on the Offer Date, for the period beginning on the Termination Date through the earlier to occur of (1) the last day of the first month in which the Employee and his dependents become eligible for, as applicable, [●]4 coverage under another employer’s group plans or (2) [●], 2020.5 The Employee shall notify the Company in writing within 15 days of becoming eligible for such insurance coverage under another employer’s plan. The payment of COBRA premiums shall be treated as taxable compensation to the Employee.

(iii)    The Company will reimburse the Employee, upon presentation of customary invoices, for the fees and expenses incurred by the Employee in connection with the preparation of his taxes for the taxable year [●],6 up to a maximum of $3,000 per year.

(d)    No Further Benefits. The Employee hereby acknowledges and agrees that, as of the Termination Date, the payments and benefits described in this Section 2 will be in full discharge of any and all liabilities and obligations of the Company Group to him, monetarily or with respect to employee benefits or otherwise, including but not limited to any and all obligations arising under any written or oral employment agreement, policy, plan, or procedure of the Company Group or any understanding or arrangement between the Employee and the Company Group, other than the post-employment consulting arrangement contemplated in Section 3.

[4]	Vision and dental for Mr. Gorski; health and dental for Mr. Lundstrom.
[5]	June 30, 2020 for Mr. Gorski; March 31, 2020 for Mr. Lundstrom.
[6]	2019 for Mr. Gorski; 2018 and 2019 for Mr. Lundstrom.

(e)    Taxes. The payments referenced in this Section 2 shall be subject to reduction for applicable tax and other withholding obligations.

3.    Consulting Period.

(a)    Scope and Duties. During the period between the Termination Date and November 30, 2019 (as it may be extended pursuant to this Section 3(a), the “Consulting Period”), the Employee agrees to be reasonably available, either in person or by email or telephone, to consult, advise, and assist the Company in connection with such matters as the Company may reasonably request and as are within his area of expertise and prior experience. The Employee agrees to devote such time as is reasonably necessary to effectively assist the Company with regard to these matters, but no more than 20% of such time as Employee previously devoted to his responsibilities as an employee of the Company. The Company may elect to extend the Consulting Period for one additional month (through December 31, 2019) by notifying the Employee in writing on or before November 15, 2019 and paying the applicable Consulting Fee for the month of December as provided in Section 3(b).

(b)    Consulting Fee and Payment of Expenses. For services during the Consulting Period, the Company agrees to pay the Employee a flat fee of $20,000 for the month of October, $10,000 for the month of November and, if applicable, $10,000 for the month of December (the “Consulting Fee”). The Consulting Fee will be paid to the Employee in arrears on the last business day of the applicable month. In addition, the Employee shall be entitled to receive prompt reimbursement for all reasonable and necessary expenses incurred by the Employee in performing services under this Agreement, provided that such expenses are accounted for in accordance with the Company’s expense reimbursement policies and procedures.

(c)    Independent Contractor Status. It is the intention of the parties to establish, during the Consulting Period, an independent contractor relationship and not an employer-employee relationship, partnership, or joint venture. During the Consulting Period, the Employee shall not be deemed employed by the Company for purposes of any federal or state withholding taxes, and the Company shall not be responsible for or required to withhold any such taxes for or on behalf of the Employee. Unless otherwise specifically agreed upon in writing, the Employee shall not have any authority during the Consulting Period to act as the Company’s agent for any purposes, or to otherwise incur any liability or obligation in the name or on behalf of the Company.

4.    Release and Waiver of Claims.

(a)    Definition. As used in this Agreement, the term “claims” will include all claims, covenants, warranties, promises, undertakings, actions, suits, causes of action, proceedings, obligations, debts, accounts, attorneys’ fees, judgments, losses, and liabilities, of whatsoever kind or nature, in law, in equity, or otherwise.

(b)    Employee Release. For and in consideration of the Severance Benefits and other good and valuable consideration, including the other terms of this Agreement, the Employee, for and on behalf of himself and his executors, heirs, administrators, representatives, and assigns, hereby releases and forever discharges the Company and each member of the Company Group, and each of their respective direct and indirect predecessors, successors, and each of their respective past, current, and future parent entities, affiliates, subsidiary entities, investors, directors, shareholders, members, officers, general or limited partners, employees, attorneys, agents, and representatives, each solely in their respective capacities as such, and the employee benefit plans in which he is or has been a participant (or eligible for participation) by virtue of his employment with or service to the Company Group (collectively, the “Company Releasees”), from any and all claims that he has or may have had against any of the Company Releasees based on any events or circumstances arising or occurring on or prior to the date on which the Employee executes this Agreement, including any events or circumstances directly or indirectly arising out of, relating to, or in any other way involving in any manner whatsoever his employment by or service to the Company Group or the termination thereof, including without limitation any and all claims arising under federal, state, or local laws (including common law) relating to employment, wrongful discharge, breach of express or implied contract, fraud, misrepresentation, defamation, intentional infliction of emotional distress, whistleblowing, or liability in tort, and claims of any kind that may be brought in any court or administrative agency, and any related claims for attorneys’ fees and costs, including, without limitation, claims under Title VII of the Civil Rights Act of 1964, as amended, 42 U.S.C. Section 2000 et seq.; the Americans with Disabilities Act, as amended, 42 U.S.C. § 12101 et seq.; the Rehabilitation Act of 1973, as amended, 29 U.S.C. § 701 et seq.; the Civil Rights Act of 1866, 42 U.S.C. Section 1981, et seq.; the Civil Rights Act of 1991; the Age Discrimination in Employment Act, as amended, 29 U.S.C. Section 621, et seq. (the “ADEA”); the Equal Pay Act, as amended, 29 U.S.C. Section 206(d); regulations of the Office of Federal Contract Compliance, 41 C.F.R. Section 60, et seq.; the Family and Medical Leave Act, as amended, 29 U.S.C. § 2601 et seq.; the Fair Labor Standards Act of 1938, as amended, 29 U.S.C. § 201 et seq.; the Employee Retirement Income Security Act of 1974, as amended, 29 U.S.C. § 1001 et seq. (“ERISA”); the Louisiana Employment Discrimination Law; the Louisiana Whistleblower Protection Act; the Louisiana Environmental Whistleblower Protection Act; the Texas Labor Code; and any other similar state or local law. The Employee agrees further that the release of claims herein may be pleaded as a full defense to any action, suit, arbitration, or other proceeding covered by the terms hereof that is or may be initiated, prosecuted, or maintained by the Employee or his descendants, dependents, heirs, executors, administrators, or assigns. By signing this Agreement, the Employee acknowledges that he intends to waive and release all rights known or unknown that he may have against the Company Releasees under these and any other laws to the extent provided herein.

(c)    No Claims. The Employee acknowledges and agrees that, as of the date he executed this Agreement, he does not any knowledge of any facts or circumstances that give rise or could give rise to any claims under any of the laws listed in the preceding Sections 4(b), and that he has not filed any claim against any of the Company Releasees before any local, state, federal, or foreign agency, court, arbitrator, mediator, arbitration or mediation panel, or other body (each individually a “Proceeding”). The Employee (i) acknowledges that he will not initiate or cause to be initiated on his behalf any Proceeding and will not participate in any Proceeding, in each case, except with respect to Unreleased Claims (as defined in Section 4(e) below) or as required by law; and (ii) waives any right that he may have to benefit in any manner from any relief (whether monetary or otherwise) arising out of any Proceeding, including any Proceeding conducted by the Equal Employment Opportunity Commission (“EEOC”), except with respect to Unreleased Claims. Further, the Employee understands that, by executing this Agreement, he will be limiting the availability of certain remedies that he or it may have against the Company Releasees and limiting also his ability to pursue certain claims against the Company Releasees.

(d)    ADEA. By executing this Agreement, the Employee specifically releases all claims relating to his employment and its termination under ADEA, a federal statute that, among other things, prohibits discrimination on the basis of age in employment and employee benefit plans.

(e)    Unreleased Claims. Notwithstanding the generality of the foregoing, or anything else to the contrary in this Agreement, the Employee does not release any claims under or otherwise to enforce the terms of this Agreement or that cannot be waived by law, including claims under ERISA for vested benefits or any rights to indemnification and D&O insurance that are otherwise available to him pursuant to the organizational documents, policies, or insurance policies of any member of the Company Group, or the indemnification agreement between the Parties dated August 6, 2015, by virtue of his having served (or continuing to serve) as an officer or director thereof (“Unreleased Claims”). The Employee shall be entitled to continued coverage under the Company’s D&O insurance policies as in effect from time to time for the Company’s directors and officers, including without limitation any tail coverage for former directors and officers. Further, nothing in this Agreement shall prevent the Employee from (i) initiating or causing to be initiated on his behalf any claim against the Company before any local, state, or federal agency, court, or other body challenging the validity of the waiver of his claims under the ADEA (but no other portion of such waiver); or (ii) subject to Section 4(c) above, initiating, cooperating with or participating in an investigation or proceeding conducted by the EEOC or a state fair employment practices agency.

5.    Knowing and Voluntary Waiver. The Employee expressly acknowledges and agrees that he –

(a)    Is able to read the language, and understand the meaning and effect, of this Agreement;

(b)    Has no physical or mental impairment of any kind that has interfered with his ability to read and understand the meaning of this Agreement or its terms, and that he is not acting under the influence of any medication, drug, or chemical of any type in entering into this Agreement;

(c)    Is specifically agreeing to the terms of the release contained in this Agreement because the Company has agreed to provide him with the severance payments and benefits provided by this Agreement;

(d)    Acknowledges that, but for his execution of this Agreement, he would not be entitled to the severance payments and benefits provided by this Agreement;

(e)    Had or could have had until the Offer Expiration Date to review and consider this Agreement, and that if he executes this Agreement prior to the Offer Expiration Date, he has voluntarily and knowingly waived the remainder of the review period;

(f)    Have or had the entire Revocation Period (as defined in Section 7 below) in which to revoke his execution of this Agreement, and that if he does not revoke such execution prior to the Effective Date, he has knowingly and voluntarily agreed to this Agreement’s becoming effective;

(g)    Was advised to consult with his attorney regarding the terms and effect of this Agreement; and

(h)    Has signed this Agreement knowingly and voluntarily.

6.    No Suit. The Employee represents and warrants that he has not previously filed, and to the maximum extent permitted by law agrees that he will not file, a complaint, charge, or lawsuit against any of the Company Releasees regarding any of the claims released herein. If, notwithstanding this representation and warranty, the Employee has filed or files such a complaint, charge, or lawsuit, the Employee agrees that he shall cause such complaint, charge, or lawsuit to be dismissed with prejudice and shall pay any and all costs required in obtaining dismissal of such complaint, charge, or lawsuit, including without limitation the attorneys’ fees of any of the Company Releasees against whom the Party has filed such a complaint, charge, or lawsuit.

7.    Opportunity for Review; Acceptance. The Employee has until the Offer Expiration Date (which is twenty-one (21) days following the Employee’s receipt of this Agreement or as otherwise agreed by the Parties) to review and consider this Agreement, and the Employee may accept the terms of this Agreement by executing this Agreement and delivering it to the Company at any time during such twenty-one (21) day review period. Following its acceptance and execution by the Employee, this Agreement will not become effective or enforceable for a period of seven (7) calendar days following the date of its execution (such period, the “Revocation Period”), during which time the Employee may revoke his acceptance of this Agreement by notifying the CEO in writing. To be effective, such revocation must be received by the CEO no later than 5:00 p.m., prevailing Central Time, on the seventh (7th) calendar day following its execution. Provided that the Agreement is executed on or prior to the Offer Expiration Date and the Employee does not timely revoke it, the eighth (8th) day following the date on which this Agreement is executed will be its effective date (the “Effective Date”). In the event of the Employee’s failure to execute and deliver this Agreement on or prior to the Offer Expiration Date, or his revocation of this Agreement during the Revocation Period, this Agreement will be null and void and of no effect, and the Company will have no obligations hereunder.

8.    Return of Company Property. On or prior to the last day of the Consulting Period, other than the Employee’s personal files on a Company computer drive, the Employee shall return to the Company all originals and copies of papers, notes, and documents (in any medium, including computer disks, flash drives, and other electronic storage devices), whether property of any member of the Company Group or not, prepared, received, or obtained by the Employee during the course of, and in connection with, his employment with the Company or any member of the Company Group, and all equipment and property of any member of the Company Group that may be in the Employee’s possession or under his control, whether at the Company’s offices, the Employee’s home, or elsewhere, including all such papers, work papers, notes, documents, and equipment in the possession of the Employee. The Employee agrees that he and his family shall not retain copies of any such papers, work papers, notes, and documents. Notwithstanding the foregoing, the Employee will not be required to return his Company-issued mobile phone, provided that he moves it from the Company’s billing account to a separate billing account before the end of the Consulting Period.

9.    Restrictive Covenants. The Parties agree and acknowledge that the Employee is currently subject to certain restrictive covenants that apply during and after his employment with the Company, including a covenant not to compete, which are memorialized in Article V of the RSU Agreement (the “Restrictive Covenants”).

(a)    Status of Restrictive Covenants. The Employee agrees and acknowledges that the Restrictive Covenants remain in full force and effect prior to and following the Termination Date and are fully enforceable in accordance with their terms as if set forth in this Agreement.

(b)    Injunctive Relief; Other Remedies. The Employee acknowledges that a breach or threatened breach by the Employee of this Section 9 would cause immediate and irreparable harm to the Company not fully compensable by money damages or the exact amount of which would be difficult to ascertain, and therefore the Company will not have an adequate monetary remedy at law. Accordingly, the Employee agrees that, in the event of a breach or threatened breach by the Employee of the provisions of this Section 9, the Company shall be entitled to injunctive relief to prevent or curtail any such breach of threatened breach without the necessity of posting any bond or security or showing proof of actual damage or irreparable injury. Nothing herein shall be construed as prohibiting the Company from pursuing any other remedy at law or in equity to which the Company may be entitled under applicable law in the event of a breach or threatened breach of this Agreement by the Employee, including, without limitation, the recovery of damages, costs, and expenses, such as reasonable attorneys’ fees, incurred by the Company as a result of any such breach or threatened breach.

10.    Successors and Assigns. The parties acknowledge and agree that this Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, legal representatives, successors, and permitted assigns.

11.    Severability. If any provision of this Agreement is held by any court of competent jurisdiction to be illegal, void, or unenforceable, such provision will be of no force or effect. The illegality or unenforceability of such provision, however, will have no effect upon and will not impair the enforceability of any other provision of this Agreement.

12.    Notices. All notices under this Agreement must be in writing and will be deemed to have been given upon receipt of delivery by: (a) hand (against a receipt for such delivery), (b) certified or registered mail, postage prepaid, return receipt requested, (c) a nationally recognized overnight courier service (against a receipt for such service), or (d) facsimile transmission with confirmation of receipt. All notices to the Company related to this Agreement should be sent to the Company’s principal executive offices as disclosed in its filings with the Securities and Exchange Commission, addressed to the President and CEO. All notices to the Employee should be delivered to the most recent address as provided by the Employee to the human resources department of the Company. Either Party may update its address for receipt of notices by providing written notice to the other Party as provided under this Section 12.

13.    Entire Agreement. This Agreement, together with [●],7 the STI Plan, and the RSU Agreement (including its Restrictive Covenants), constitutes the entire understanding and agreement between the Employee and the Company regarding the Employee’s separation from service. This Agreement supersedes all prior negotiations, discussions, correspondence, communications, understandings, and agreements between the Employee and any member of the Company Group and all benefit plans of the Company Group relating to the subject matter of this Agreement, excepting [●],7 the STI Plan, and the RSU Agreement (including its Restrictive Covenants). Any changes or amendments of this Agreement can be made only in a writing signed by the Parties.

14.    Governing Law Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by, interpreted, and enforced in accordance with the laws of the State of Texas (without regard to any choice of law principles which might otherwise require the application of the law of another jurisdiction). The parties hereby agree that any action brought with respect to this Agreement and the transactions contemplated hereunder, including, but not limited, to any action for injunctive relief for the breach or threatened breach of any covenant under Section 9 of this Agreement (including the Restrictive Covenants), shall be brought in state or federal court in Harris County, Texas, and further that such venue shall be the exclusive venue for resolving any such disputes. The parties consent to personal jurisdiction in state or federal court in Harris County, Texas, and further waive any objection they may have as to such venue. By execution of this Agreement, the parties are waiving any right to trial by jury in connection with any suit, action, or proceeding under or in connection with this Agreement.

[7]	The SSP for Mr. Gorski; the SERP for Mr. Lundstrom.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date set forth below.

TIDEWATER INC.

By: Quintin V. Kneen
Title: President, Chief Executive Officer, and Director

EMPLOYEE
[____________________]

DATE

[Signature Page to Separation Agreement]

Exhibit 99.1

            Press Release

TIDEWATER INC. ● 6002 Rogerdale Road, Suite 600 ● Houston, TX 77072 ● Telephone (713) 470-5300 ● Fax (888) 909-0946

Tidewater Announces Organizational Changes and Continued Streamlining of Operations

HOUSTON—(BUSINESS WIRE)—September 26, 2019 - Tidewater Inc. (NYSE: TDW) (“Tidewater” or the “Company”) announced today that the Company has reached agreements with Jeffrey A. Gorski, Executive Vice President and Chief Operating Officer, and Bruce D. Lundstrom, Executive Vice President, General Counsel and Corporate Secretary, whereby both will resign from the Company effective September 30, 2019. The Company has eliminated the Chief Operating Officer position and has appointed Daniel A. Hudson to succeed Mr. Lundstrom as the Company’s General Counsel. As part of the agreements, Messrs. Gorski and Lundstrom have agreed to provide transition services on an as needed basis.

Quintin Kneen, President and Chief Executive Officer of Tidewater, commented, “We are grateful for the contributions Jeff and Bruce have made to Tidewater over the years, and in particular for the important roles they played during our recent restructuring and subsequent merger and integration. We thank them for their contributions and wish them the very best in all of their future endeavors.

These organizational changes are part of a renewed focus on improving decision making efficiency. At Tidewater, we are dedicated to finding additional opportunities to streamline our shore base infrastructure in order to reduce general and administrative expenses as part of our commitment to be the most cost efficient major offshore vessel operator in the world.”

About Tidewater

Tidewater owns and operates the largest fleet of Offshore Support Vessels in the industry, with over 60 years of experience supporting offshore energy exploration and production activities worldwide.

FORWARD-LOOKING STATEMENTS

In accordance with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Tidewater notes that certain statements set forth in this presentation provide other than historical information and are forward looking. The unfolding of future economic or business developments may happen in a way not as anticipated or projected by Tidewater and may involve numerous risks and uncertainties that may cause Tidewater’s actual achievement of any forecasted results to be materially different from that stated or implied in the forward-looking statement. Among those risks and uncertainties, many of which are beyond the control of Tidewater include, without limitation the anticipated synergies with respect to the combination of Tidewater and GulfMark; fluctuations in worldwide energy demand and oil and gas prices; fleet additions by competitors and industry overcapacity; customer actions including changes in capital spending for offshore exploration, development and production and changes in demands for different vessel specifications; acts of terrorism and piracy; the impact of potential information technology, cybersecurity or data security breaches; significant weather conditions; unsettled political conditions, war, civil unrest and governmental actions, especially in higher political risk countries where we operate; labor changes proposed by international conventions; increased regulatory burdens and oversight; changes in law, economic and global financial market conditions, including the effect of enactment of U.S. tax reform or other tax law changes, trade policy and tariffs, interest and foreign currency exchange rate volatility, commodity and equity prices and the value of financial assets; and enforcement of laws related to the environment, labor and foreign corrupt practices. Readers should consider all of these risk factors, as well as other information contained in Tidewater’s form 10-Ks and 10-Qs.

Tidewater owns and operates one of the largest fleets of Offshore Support Vessels in the industry, with over 60 years of experience supporting offshore energy exploration and production activities worldwide.

To learn more, visit the Tidewater website at: www.tdw.com

Matthew A. Mancheski

Vice President, Investor Relations and

Corporate Development

713-470-5294

SOURCE: Tidewater Inc.